Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-269296

GS Finance Corp. $37,190,000 Floating Rate Notes due 2064 guaranteed by The Goldman Sachs Group, Inc.

This prospectus supplement addendum relates to $25,800,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this prospectus supplement addendum. $11,390,000 principal amount of the notes, which we call the “original notes,” were issued on September 30, 2024, as described in the accompanying prospectus supplement no. 16,239 dated September 26, 2024. The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (40058FDE0) and ISIN (US40058FDE07) numbers. Interest on the reopened notes accrues from and including the original issue date for the original notes (September 30, 2024). In this prospectus supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 16,239 dated September 26, 2024, the accompanying prospectus supplement dated February 13, 2023 and the accompanying prospectus dated February 13, 2023.

You should read the additional disclosure in the accompanying prospectus supplement no. 16,239 dated September 26, 2024 so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-9 of the accompanying prospectus supplement no. 16,239 dated September 26, 2024.

The estimated value of your reopened notes at the time the terms of your reopened notes are set on October 18, 2024 is equal to approximately $966.2 per $1,000 face amount, which is less than the original issue price of the reopened notes. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	October 22, 2024	Original issue price:	100% of the face amount of the reopened notes
Underwriting discount:	1% of the face amount of the reopened notes	Net proceeds to the issuer:	99% of the face amount of the reopened notes

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Prospectus Supplement No. 16,239 Addendum dated October 18, 2024.

We may decide to sell additional notes after the date the reopened notes were traded (October 18, 2024) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC (“GS&Co.”) or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your reopened notes at the time the terms of your reopened notes are set on October 18, 2024 (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $966.2 per $1,000 face amount, which is less than the original issue price of the reopened notes. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) on October 18, 2024 and the value that GS&Co. will initially use on October 18, 2024 for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing of your reopened notes, plus an additional amount (which initially, on the trade date for the original notes, was equal to $31.5 per 1,000 face amount).

Prior to September 26, 2026, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your reopened notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis over the period from the time of pricing of the original notes through September 25, 2026). On and after September 26, 2026, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your reopened notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

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Prospectus supplement no. 16,239 dated September 26, 2024
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Prospectus supplement dated February 13, 2023
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Prospectus dated February 13, 2023

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

HISTORICAL SOFR

The following information supplements the information provided in the accompanying prospectus supplement no. 16,239 dated September 26, 2024. The level of SOFR has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of SOFR during any period shown below is not an indication that SOFR is more or less likely to increase or decrease at any time during the life of your notes. See “Considerations Relating to Floating Rate Securities — Certain Risks Related to SOFR” for more information relating to SOFR on page 101 of the accompanying prospectus.

You should not take the historical levels of SOFR as an indication of future levels of SOFR. We cannot give you any assurance that the future levels of SOFR will result in you receiving a return on your notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

Neither we nor any of our affiliates make any representation to you as to the performance of SOFR. Before investing in the reopened notes, you should consult publicly available information to determine the levels of SOFR between the date of this prospectus supplement addendum and the date of your purchase of the reopened notes. The actual levels of SOFR may bear little relation to the historical levels of SOFR shown below.

The graph below shows the daily historical last levels of SOFR from January 1, 2019 through October 18, 2024. We obtained the last levels in the graph below from Refinitiv, without independent verification.

Historical Performance of SOFR

SUPPLEMENTAL PLAN OF DISTRIBUTION

See “Supplemental Plan of Distribution” on page S-19 of the accompanying prospectus supplement no. 16,239. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $5,000.

GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the reopened notes specified on the front cover of this prospectus supplement addendum. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement addendum, and to certain securities dealers at such price less a concession not in excess of 1% of the face amount.

We will deliver the reopened notes against payment therefor in New York, New York on October 22, 2024. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade reopened notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the reopened notes offered by this prospectus supplement addendum have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such reopened notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such reopened notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 18, 2023, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on January 18, 2023.